April 25, 2006

[MR-MS] [FULLNAME]
[COMPANY]
[A-ADDR1]
[A-ADDR2]
[A-ADDR3]
[CITY], [ST]    [ZIP]

Dear [SALUTATION]:

I wanted to take a minute to update you on what’s new at Fiduciary Management.   In a nutshell, things have progressed well at our firm, from both the standpoint of strong asset growth, but more importantly, excellent client investment returns.   I have enclosed a couple of items on the firm for you to review.    As you are aware, we have one investment style here at Fiduciary Management, Inc.   -- we focus on solid companies with strong balance sheets, high recurring revenues, above average returns on invested capital, strong free cash flows and management teams that think like owners, who manage the companies for the wellbeing of shareholders.

Although we utilize only one style, we have two equity portfolio offerings, if you will.   One is our small-cap core equity portfolio, where the focus is on companies of $3 billion or less; and the other, large cap, wherein the focus is upon companies of $5 billion and above.   Both the small cap and large cap portfolios are relatively concentrated, with 40-45 stocks in our small cap portfolio, and fewer than 25 securities in large cap -- we make our research count!

In addition to privately managed accounts, we have two mutual funds both of which have performed exceptionally well in both the short and long term.   Our small cap fund, the FMI Common Stock Fund (currently closed to new investors), has been in existence for over 24 years.   The FMI Common Stock Fund, for the five year period ending 03/31/06 ranks in the 12 th percentile of 268 funds within the Morningstar Mid Cap Blend Category.   Additionally, since inception (12/18/81), the FMI Common Stock Fund’s annualized rate of return ending 03/31/06 is 13.43%.   Thus, an investment in the FMI Common Stock fund has doubled every 5.5 years.

The FMI Large Cap Fund, which was four years old in December (inception 12/31/01), has received very positive reviews from Morningstar.   I have attached a recent write-up for your review.   Morningstar has given the FMI Large Cap Fund an overall rating of Five Stars for the three-year period ending 03/31/06, and it ranks in the 9th percentile of 1,478 funds within the Morningstar Large Blend Category.   We are understandably pleased with the strong investment returns that both our small and large cap styles have achieved over the years, and we believe they have served our clients very well.

More recently, however, we are extremely honored to be included in the Litman Gregory Advisors list of recommended managers.   In my 37 years in the investment business, I have not experienced a more rigorous nor in-depth review process than that undertaken by Litman Gregory in their analysis of Fiduciary Management.   The six-month process consisted of multiple lengthy interviews of the entire Fiduciary Investment team, and culminated with a full day visit by Litman’s research team in our Milwaukee offices.    In the end, we were very pleased that they have added the FMI Large Cap Fund to their recommended list, and I believe this distinction places FMI among a list of first-rate money managers that includes Longleaf Partners in Memphis; Oakmark (Harris Associates) in Chicago, IL; Brandywine (Friess Associates) in Greenville, DE; and Legg Mason in Baltimore, MD.   Their review of our large cap product ended with this quote:   “Our due diligence left us with a high level of confidence that FMI’s large cap offering and team will beat its benchmark going forward.”   The full text of the Litman Gregory is posted on the Articles page of our website, www.fmifunds.com.

Suffice it to say, we are extremely proud to have been acknowledged by Litman Gregory.

In the final analysis, however, the ultimate goal is to provide superior returns for the clients of Fiduciary Management.   The last two attached pages present the returns for both our small- and large-cap portfolios.   As Warren Buffett says, “The two rules of investing are:   number one-don’t lose money; and number two-never forget number one.”   For the small cap equity composite, the worst year of performance over the past 25 years was a decline of 7.9%, in 1990.   Additionally, over the 25-year history of Fiduciary Management, we have experienced only three down years in our small cap portfolios.

In the large cap portfolios, we have had one down year, that being 2002, but have significantly surpassed the Standard & Poor’s 500 over the 5-year history of our large cap equity composite.   More important, as Mr. Buffett also says, “We eat our own cooking.”   At Fiduciary Management we have the majority of our personal net worth invested in our own portfolios -- in total, all of us at Fiduciary Management have in excess of $35 million invested in our mutual funds.

Most importantly, the team here at Fiduciary Management is committed to the investment process and philosophy that has guided our investments since the firm was founded in 1980.   In addition, they are all terrific people with a strong work ethic and a passion for what they do.

Anyway, that’s my “view from the couch.”   I thank you for your continuing interest in Fiduciary Management and the firm that we have built.

Sincerely,

/s/ Ted D. Kellner

Ted D. Kellner, CFA

Chairman and
Chief Executive Officer

pmh

Enclosures

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

Investment Strategy Outlook - Small Cap Equity
Quarter Ended March 31, 2006

Fiduciary Management small cap portfolios had solid absolute returns in the March quarter, but lagged the benchmark Russell 2000.   Returns were generally in the 8-9% range compared to approximately 14% for the Russell 2000.   A little less than half of the difference was due to very strong performance in the benchmark’s technology sector, an area that we typically underweight because of its business models and return on investment capital (ROIC) characteristics.   A smattering of underperforming stocks in various sectors accounted for the remainder of the negative variance.   Both Duratek and Engelhard were targets of takeover offers at nice premiums in the quarter, and two more investments, FTI Consulting and Republic Services, were sold as they reached our valuation targets.   The Republic Services team worked diligently to control costs, generate cash, repurchase shares and boost the dividend, which had a predictably positive impact on the stock.   This should be the template for maturing companies rather than the typical strategy, which is to waste shareholder money on overpriced deals.   We still like the long-term outlook for the waste industry, therefore Waste Connections was added as a replacement for Republic Services.   We also purchased ServiceMaster in the quarter, which, along with Waste Connections and Applebee’s, will be outlined in more detail below.

Small cap stocks were extremely strong in the quarter, with the Russell 2000 outpacing the Standard & Poor’s 500 by over 9.5 percentage points.   High-multiple technology stocks and deeply cyclical equities were extraordinary in the quarter.   The spending environment for technology products and services is relatively healthy and we were not surprised to see strength in these stocks.   Indeed, our own “downstream” technology investments have generally done well and we remain optimistic about each of their respective prospects.   We were surprised, once again, by the impact of the so-called momentum players who have pushed many technology stocks to very high levels.   Likewise, valuations in the deeply cyclical part of the market seem extraordinarily high, particularly when one considers that we are four-and-a-half years into an economic expansion cycle.   We do not see the bottom dropping out of the economy, nor anything near-term to shake technology investing, so if valuation is temporarily no object, we will continue to lag in these two areas.

Valuations are always near and dear to our heart, of course, and as of March 31, 2006, this is what the small cap portfolios looked like relative to the Russell 2000 benchmark, on a weighted average basis:

	Price-to-Earnings Year 1	Price-to-Earnings Year 2	Price-to-Sales	Price-to-Book
FMI Small Cap Equity	16.6	14.6	1.1	2.4
Russell 2000 Index	27.2	22.8	3.8	4.9

Clearly, relative valuations remain on our side and while new ideas are certainly not plentiful, given generally high absolute valuations, we are still finding interesting special situations that keep us hopeful for the future.

We have outlined a few of our recent purchases below:

Waste Connections, Inc.

Description

Waste Connections is an integrated services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets of the western and southern United States.   The company owns and operates over 110 collection operations, 32 transfer stations, 33 solid waste landfills and 26 recycling operations.   Waste Connections seeks to avoid highly competitive markets, targeting areas where it can provide its services under exclusive arrangements and obtain high market share.

Good Business

  Waste Connections provides a necessary service in an easy-to-understand business.
  Revenues are largely recurring and predictable.
  The company is a market share leader in many of its markets.   Greater than 50% of its revenues come from markets where the company has either a franchise or exclusive rights.
  The barriers to entry are fairly high.
  The company generates an industry-leading ROIC.
  Waste Connections has a successful acquisition track record.

Valuation

  Waste Connections trades at approximately 9.4 times 2006 earnings before interest, taxes, depreciation and amortization (EBITDA) and 21 times 2006 earnings per share (EPS).   The company has historically traded at 10 times EBITDA and between 16-30 times EPS.   Current earnings per share are being negatively impacted by higher fuel costs.
  At the current valuation, the company trades at multiples comparable to those of other waste companies, yet has a higher growth profile and a more profitable mix of assets.
  We believe the valuation will hold relatively steady in a difficult market.

Management

  Ron Mittelstaedt has been Chief Executive Officer and a director since the company’s formation in 1997.   He was elected Chairman in 1998, and has over 16 years of industry experience.
  Steven Bouck is President after having served as Chief Financial Officer for six years, and Worthing Jackman is the current CFO.   Both come from the corporate finance world.
  Darrell Chambliss, a 15-year veteran of the waste industry, is Chief Operating Officer.

Investment Thesis

Waste Connections is an attractive long-term investment, combining both better-than-average growth prospects with a defensive business model.   The company’s mix of exclusive and franchise markets in a necessary business, along with a solid acquisition pipeline, should allow for superior revenue and EPS growth.   This superior growth profile can be had at a slight discount to other participants in the industry.   We would expect this stock to grow in line with earnings growth, which should be in the double-digit range over time.

The ServiceMaster Company

Description

ServiceMaster provides outsourcing services to both residential and commercial customers.   Its core services capabilities include residential lawn care (TruGreen ChemLawn, with 32% of revenue and 51% of operating profit in 2005); commercial landscape maintenance (TruGreen LandCare, with 14% and 1%, respectively); termite and pest control (Terminix, with 33% and 43%); home warranty (AHS, with 16% and 21%); and cleaning, disaster restoration, and furniture repair (Merry Maids, ServiceMaster Clean and Furniture Medic, with a combined 5% of revenue and -16% of operating profit in 2005).

Good Business

  TruGreen, ChemLawn, and Terminix account for two-thirds of revenue and a greater percentage of profit, and are excellent brand names.
  A significant portion of the revenue is derived from modestly-priced renewable services.
  The return on incremental invested capital is 25-30% given the low capital expenditures (CAPEX) and working capital intensity of the businesses.
  Although there are a lot of moving parts to the story, the businesses are easy to understand.
  ServiceMaster controls its destiny, given the low market penetration and favorable demographics.
  The balance sheet is the strongest it has been in nine years.   The company is well within its covenants and is committed to maintaining its investment grade rating.

Management

  Jon Ward has been Chief Executive Officer since 2001.   He has taken significant steps to turn ServiceMaster around.   From 1997 to 2001, Ward served as President and Chief Operating Officer of R.R.   Donnelley.
  Ernie Mrozek has been President and Chief Financial Officer since January 2004, after having served as the company’s President and Chief Operating Officer from April 2002 to January 2004.
  Long-term compensation consists of stock appreciation rights (SARs) and restricted stock rather than options.   Minimum stock ownership requirements were instituted in 2003.
  ServiceMaster pays a $0.44 annual dividend that yields 3.4%, and is currently targeting the buyback of $80-100 million of stock in 2006.   Management is giving serious consideration to boosting the dividend growth rate, which is currently targeted at 2-3% per annum, and/or becoming more aggressive with respect to share buybacks.
  Large acquisitions are not on the radar, as ServiceMaster’s empire building days are a thing of the past.
  The company eliminated its poison pill in March of 2005.   The board of directors will not oppose a shareholder proposal to elect directors annually.

Valuation

  ServiceMaster has a sustainable cash tax benefit of $0.19 per annum over the next seven years.   Therefore, on a cash EPS basis the stock trades for 14.9 times 2006 estimates and 13.5 times 2007 estimates.
  On an enterprise-value-to-EBITDA basis, the stock trades for 11.3 times.   While expensive in absolute terms, there are minimal calls on the EBITDA.   The company trades at a significant discount to the small cap benchmarks.
  ServiceMaster trades at a 7% free cash flow yield, which is far superior to the market.
  On an enterprise-value-to-sales basis, the stock trades for 1.37 times.   This is in-line with its long-term average, but well below prior periods.   We feel this multiple will move back into the 1.7 range as profitability is improved at TruGreen LandCare.
  The stock offers a safe, attractive dividend yield of 3.4%.

Investment Thesis

ServiceMaster has several outstanding brands and an incremental return profile that is excellent.   The business characteristics, particularly the recurring revenue and low capital intensity, are attractive.   Management is in the process of turning around underperforming segments and returning cash to shareholders.   The valuation does not reflect the opportunities that are likely over the next few years.

ServiceMaster offers the potential for an attractive annual total return in the 12-15% range.

Applebee’s International, Inc.

Description

Applebee’s is the largest casual dining restaurant chain in the country, with over 1,700 units.   The bar and grill concept, with an average check of under $11.00, has broad appeal across various demographic groups.   The lunch and dinner menus include burgers, salads, pasta, chicken, appetizers and desserts.   Each restaurant has extensive bar seating.   Over 70% of the units are franchised, which provides the company consistent results and industry-leading profitability.   Unit expansion in the system should continue to approximate 100 units per year for the next several years.

Good Business

  Applebee’s is the largest casual dining chain in the United States.   The size of the system allows for economies of scale in purchasing and advertising.
  As the franchisor of the concept, Applebee’s enjoys relatively predictable revenue with industry-leading returns.   The company’s overall ROIC is in the 15-20% range.
  New unit growth per year should approximate 6%.
  The company focuses exclusively on the Applebee’s brand.   This results in a sharp focus on sales initiatives, operations and franchising.
  Restaurant unit economics are attractive for franchisees.
  The restaurant system is made up of 40+ franchisees, a very manageable amount.
  Applebee’s is a strong cash generator with a modest amount of debt.   This allows for company-owned unit expansion, share repurchases and a small dividend.

Valuation

  Share value has depreciated approximately 10% since the beginning of 2004, which compares to a 20%+ gain in the Russell 2000 Index.
  Most valuation measures, e.g., price-to-earnings (P/E), price-to-sales (PSR), and EV/EBITDA, are near the bottom of their long-term ranges and are attractive when compared to industry peers.

Management

  Lloyd Hill is Chairman and Chief Executive Officer.   Mr. Hill joined Applebee’s as Chief Operating Officer in 1994 from Kimberly Quality Care, a home health care company.   He had been an independent board member since 1989. He is responsible for improving operations and relationships within the important franchise system.
  Dave Goebel has been President since 2005, and Chief Operating Officer since 2004.   Previously, he was a franchise principal of Boston Market.
  Steve Lumpkin is Chief Financial Officer, and before joining Applebee’s, worked with Mr. Hill at Kimberly.

Investment Thesis

A combination of slower same-store sales trends, lower EPS projections, and investor worries over consumer spending has resulted in dramatic share underperformance in 2005.   Restaurant companies periodically miss their advertising and promotion goals and then must regroup.   Applebee’s is currently going through such a period but we are confident they will emerge even stronger than before.   We find the shares attractive based on long-term prospects for growth and a superior business model.   The shares could appreciate 20-30% once worries over recent increases in energy prices dissipate and same-restaurant sales improve.

Thank you for your continued support of Fiduciary Management, Inc.

Small Cap Equity Composite as of 03/31/06

Year	FIDUCIARY SC	Russell 2000
1980	+37.3%	+38.6%
1981	+21.6%	+2.0%
1982	+34.3%	+25.0%
1983	+23.3%	+29.1%
1984	+7.5%	-7.3%
1985	+29.9%	+31.1%
1986	+3.1%	+5.7%
1987	+3.1%	-8.8%
1988	+23.1%	+24.9%
1989	+24.4%	+16.2%
1990	-7.9%	-19.5%
1991	+39.2%	+46.1%
1992	+14.5%	+18.4%
1993	+16.0%	+18.9%
1994	+0.9%	-1.8%
1995	+27.8%	+28.4%
1996	+18.0%	+16.5%
1997	+29.3%	+22.4%
1998	-4.6%	-2.6%
1999	+4.7%	+21.3%
2000	+15.9%	-3.0%
2001	+20.4%	+2.5%
2002	-4.8%	-20.5%
2003	+27.2%	+47.3%
2004	+20.8%	+18.3%
2005	+10.9%	+4.6%
Q1 2006	+9.1%	+13.9%
Since Inception Cumulative Return	+5094.3%	+2137.5%

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1995-03/31/2006

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1996	17.95	17.09	16.49	129	1.89	$ 572.9	$ 892.4	64.20%
1997	29.30	28.36	22.36	142	3.63	$ 698.8	$1,063.0	65.74%
1998	-4.63	-5.35	-2.55	138	2.53	$ 557.5	$1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$3,085.8	48.18%
2005**	10.95	10.40	4.55	186	0.78	$ 1,605.8	$3,174.4	50.59%
Q1 2006**	9.08	8.96	13.95	195	0.30	$ 1,688.2	$3,290.9	51.30%

*Benchmark: Russell 2000 Index®
**Performance is preliminary and subject to final reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Performance Presentation Standards of the Association for Investment Management and Research (AIMR-PPS®), the U.S. and Canadian version of the Global Investment Performance Standards (GIPS®). AIMR has not been involved with the preparation or review of this report.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.2 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks.
FMI uses the Russell 2000 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

Investment Strategy Outlook - Large Cap Equity
Quarter Ended March 31, 2006

Fiduciary Management large cap portfolios gained approximately 4% in the March quarter, roughly in line with the return for the Standard & Poor’s 500 Index.   The finance sector was a laggard for us in the quarter, as we remain underweight in a group that continues to do surprisingly well in spite of higher interest rates and a less favorable consumer credit environment. We significantly increased our weighting in Willis Group, an insurance brokerage firm, while eliminating Loews Corporation.   Loews was a very good stock for us but we felt its valuation was no longer compelling compared to Willis.   We also believe Willis’ business model and return dynamics are superior to Loews’ and will thus be a better investment, over the long pull.   Aside from the finance sector, there was continued strength in energy stocks and somewhat surprisingly, the industrial group. From an individual stock perspective, Waste Management, Canon, Diageo and Cardinal all performed well in the quarter.   Tyco, Time Warner and Kimberly-Clark were all down slightly in the period.

Small cap stocks were extremely strong in the quarter, with the Russell 2000 Index outpacing the Standard & Poor’s 500 Index (S&P 500) by over 9.5 percentage points.   There seems to be a speculative fervor once again in small cap “growth” stocks.   High-multiple technology stocks and deeply cyclical equities were extraordinary in the quarter, particularly for the smaller-cap issues.   The spending environment for technology products and services is relatively healthy and we are not surprised to see strength in these stocks.   Indeed, our own “downstream” technology investments have generally done well and we remain optimistic about each of their respective prospects.   Valuations for larger-cap high technology stocks appear to be a lot more reasonable than they are for small cap issues, but neither hold great appeal for us.   Valuations in the deeply cyclical part of the market seem extraordinarily high, particularly when one considers that we are four-and-a-half years into an economic expansion cycle.   We do not see the bottom dropping out of the economy or anything near-term to shake technology spending, but we are less sanguine about the heavy industrial and high technology stocks.

Valuations are always near and dear to our heart, of course, and as of March 31, 2006, this is what the large cap portfolios looked like relative to the benchmark S&P 500, on a weighted average basis:

	Price-to-Earnings Year 1	Price-to-Earnings Year 2	Price-to-Sales	Price-to-Book
FMI Large Cap Equity	15.8	14.0	1.3	3.0
Standard & Poor’s 500	17.8	15.7	2.6	4.1

While absolute valuations aren’t compelling, relative valuations remain on our side.   We continue to find interesting special situations that keep us hopeful for the future.

We have outlined two of our recent purchases below:

Tyco International, Ltd.

Description

Tyco is a $40 billion diversified manufacturing and service company that operates in the following businesses: Electronics, at 31% of revenue and 29% of operating profit before corporate expense in fiscal 2005; Fire & Security, at 29% and 19%, respectively; Healthcare, at 24% and 41%; and Engineered Products & Services, at 16% and 11%.   The U.S. accounts for 49% of revenue; Europe, 29%; Asia-Pacific, 16%; and Other Americas, 6%.

Good Business

  Tyco has a diverse portfolio of leading brands that include AMP and Raychem in the Electronics division; ADT in Fire & Security; and U.S. Surgical, Kendall, and Mallinckrodt in Healthcare.   Over two-thirds of revenue is derived from products and services where they have a number one position.
  The company appears to be well positioned for the current stage of the economic cycle.   Approximately 35% of the overall portfolio is levered to non-residential construction, an additional 30% is levered to a recovery in Electronics, and approximately one-quarter is levered to the relatively defensive Healthcare business.
  While the current return on investment capital (ROIC) of 8.2% is depressed due to one-time expenses and historical mistakes, the return on incremental invested capital is nearly 30%.
  The debt is rated BBB+ by Standard & Poor’s.   The rating includes the assumption that the company will have to pay $4 billion to put all its legal issues behind it.

Management

  Ed Breen has been Chairman and Chief Executive Officer since July of 2002.   Since coming to Tyco from Motorola, Breen has resolved the liquidity crisis, paid down nearly $13 billion in net debt, replaced the entire board of directors and much of senior management, and re-structured operations.
  Chris Coughlin has been Chief Financial Officer since March 2005.   He previously served as Chief Operating Officer of Interpublic and Chief Financial Officer of Pharmacia and Nabisco.
  Management is focused on driving organic growth and returning cash to shareholders via the payment of a dividend (1.5% yield) and the buyback of stock.

Valuation

  The stock is off 22% from its 52-week high, as management has lowered its forecasts on several occasions.
  Tyco trades below the S&P 500 on a multiple of earnings per share (EPS); earnings before interest, taxes, depreciation and amortization (EBITDA); sales; and free cash flow.
  Management has announced that it will be breaking the company up into three individual pieces: Electronics; Fire & Security and Engineered Products & Services; and Healthcare.   We value Tyco at 25-30% higher than the current stock price on a sum-of-the-parts basis.

Investment Thesis

The pullback in Tyco’s stock price provides us with an opportunity to own several well-established (albeit underperforming) franchises at a significant discount to both the market and comparable companies, based on a sum-of-the-parts analysis.   After several years of turmoil following the Dennis Kowslowski era, we believe management will execute better at the business unit level.   Better performance will remove the taint on this company and should ultimately lead to a higher valuation.

Wal-Mart Stores, Inc.

Description

Wal-Mart is the world’s largest retailer with the broadest assortment of consumer goods anywhere.   The company operates in a variety of formats around the world.   The majority of U.S. stores are SuperCenters (1,986 units), followed by discount stores (1,203 units), SAM’S Clubs (567), and Neighborhood Markets (101).   The domestic Wal-Mart Stores segment accounts for 67% of revenues.   SAM’s Club accounts for 13% with the remaining 20% of revenues earned in the company’s international business.

Good Business

  Wal-Mart offers exceptional quality at a low price.   This strategy has proven highly durable.   The company has significant competitive advantages in sourcing, logistics and marketing.
  Wal-Mart’s revenues are derived from the recurring sale of consumable products.
  Since 1997 Wal-Mart has increased its ROIC by nearly 300 basis points to 13.3%.   The company continues to invest in expansion, sourcing, supply chain efficiencies and merchandising initiatives, the combination of which should lead to attractive incremental returns on capital.
  Wal-Mart is the ultimate scale operator.   It has a sustainable competitive advantage.
  The company maintains an AA rated balance sheet.   Net debt-to-total capital is 29% and long-term debt-to-EBITDA is 1.3.

Valuation

  Wal-Mart currently trades at its lowest valuation level in nearly a decade on every common valuation yardstick.
  The current forward price-to-earnings ratio (P/E) of 16 is at the low end of the historical 10-year P/E range of 16 to 54, and 41% below the 27 average.
  On an enterprise value basis, Wal-Mart trades at 70% of annual revenues, a deep discount to the company’s 10-year average of 105%.   The 10-year range is 60% to 210%.
  The current enterprise-value-to-EBITDA multiple is 36% below the 10-year average of 14.6.   The range is 9 to 31.
  Despite Wal-Mart’s durable business model and strong financial profile the stock trades at over a 10% discount to the S&P 500 versus a historical average premium of 20%.

Management

  Lee Scott has been President and Chief Executive Officer since January 2000.   In his 22 previous years at the company, Scott has held a variety of other leadership positions including Chief Operating Officer, and Chief Executive Officer of the Wal-Mart Stores division.
  The executive management team also includes Eduardo Castro-Wright, Chief Executive Officer of the Wal-Mart Stores division; Michael Duke, Chief Executive Officer of the International segment; John Menzer, head of U.S. operations; and Tom Schoewe, Chief Financial Officer.
  Wal-Mart has a strong heritage of organically developing its management talent.   Approximately two-thirds of management started their careers as Wal-Mart associates.
  Management incentives are aligned with shareholders due to significant insider ownership and incentive compensation targets based, in part, upon return on assets.

Investment Thesis

Despite improved returns on invested capital and average annual earnings growth of approximately 15% over the last five years, Wal-Mart’s stock is the same price it was in the fall of 1999.   Near-term concerns over the global economy, labor relations, and consumer activism have obscured numerous positive changes evolving through the company’s reinvigorated focus on improving capital efficiency.   The current discounted valuation presents an opportunity to invest in the world’s most dominant retailer with a significant margin of safety.

Thank you for your continued confidence in Fiduciary Management, Inc.

Large Cap Equity Composite as of 03/31/06

Year	FIDUCIARY LC	S&P 500
2001	+20.5%	-11.9%
2002	-13.3%	-22.1%
2003	+34.3%	+28.7%
2004	+19.2%	+10.9%
2005	+9.8%	+4.9%
Q1 2006	+4.2%	+4.2%
Since Inception Cumulative Return	+91.2%	+7.1%

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-03/31/2006

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$3,085.8	1.58%
2005**	9.84	9.55	4.88	28	0.29	$192.2	$3,174.4	6.05%
Q1 2006**	4.22	4.15	4.28	35	0.14	$221.4	$3,290.9	6.73%

*Benchmark: S&P 500 Index®
** Performance is preliminary and subject to final reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Performance Presentation Standards of the Association for Investment Management and Research (AIMR-PPS®), the U.S. and Canadian version of the Global Investment Performance Standards (GIPS®). AIMR has not been involved with the preparation or review of this report.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.2 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.30%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks.
FMI uses the S&P 500 Index® as its primary index comparison.

FMI Large Cap FMIHX

Analyst Report     Morningstar's Take     08-30-05

by Kerry O’Boyle

This value-leaning large-cap offering is young, but it has a fine pedigree.
FMI Large Cap is off to a fine start, and it's easy to see why. The fund is managed by the same team that runs FMI Common Stock FMIMX, which has built a strong record investing in small- to mid-cap stocks. Its stock-picking process and strategy are identical except for this offering's focus on large-cap names. The two funds complement each other nicely, as graduates from Common Stock can migrate to this portfolio.

The fund's style is relatively staid despite its compact portfolio. Lead manager Pat English's cautious approach to picking stocks mitigates many of the risks of owning just 22 holdings. He seeks companies with steady, not spectacular, growth that tend to dominate niche areas of the market. Valuation is a key factor, as English looks for relatively low price/earnings and price/cash flow metrics versus a stock's historical norm. Overall, volatility has tended to be below the category average using this strategy here and at its mid-cap sibling.

Current top-holding Time Warner TWX might strike some as controversial, but English likes its prospects. He cites the firm's problems with AOL as a thing of the past, pointing to a new business model and the tons of cash it generates from its subscriber base. English isn't worried about slowing advertising revenue either, which he says represents only 17% of the company's revenues.

The fund's value leanings have certainly given it a bit of a tailwind in recent years relative to its large-blend peers, but we still think it a capable offering. A 15% stake in international stocks may temper the enthusiasm of style purists. But English claims that's merely a reflection of where the value is currently, and not a macro bet. And the fund's annual expense ratio has recently been capped at 1% of assets, leaving few complaints for prospective investors of this hidden gem.

Kerry O'Boyle is a fund analyst with Morningstar.com.

Year	Total Return (%)	+⁄–Category
YTD	3.79	1.36
2005	—	—
2004	17.52	7.44
2003	31.55	4.03
2002	-15.00	6.78
Data through 08-31-2005

Morningstar Rating

Kudos

Strong record since inception.

Below-average volatility.

Risks

The fund is likely to lag its peers during growth-led rallies.

Concentrated portfolio adds to potential risk.

Strategy

The fund's management team invests in large-cap companies that have durable business models with recurring revenues and strong returns on invested capital. It measures valuation relative to historical metrics such as price/earnings, price/cash ﬂow, and price/sales, as well as its assessment of the ﬁrm's intrinsic value. The team also favors companies with strong management teams focused on increasing shareholder value and focused on proﬁtability over growth. Because management takes a long-term investment approach, turnover is lower than its typical large-blend peer.

Management

A ﬁve-person investment policy committee headed by Ted Kellner, CEO of Fiduciary Management Inc., and Patrick English, head of equity research, make all of the investment decisions here. Kellner and English have been in charge since the fund's December 2001 inception and also lead the successful team at sibling FMI Common Stock FMIMX.

Inside Scoop

This young fund invests with a long-term outlook in thoroughly researched large-cap companies trading below what management considers their intrinsic value.

Role in Portfolio

Despite its concentrated portfolio, the fund's cautious stock-picking style and focus on steady large-cap stocks make it suitable as a core offering.

Disclosure Footnotes

FMI Funds

The average annual total returns of the FMI Common Stock Fund for the 1 year, 5 year and 10 year periods ended March 31, 2006 were: 18.98%, 14.59%, and 13.37%, respectively.

On April 15, 2004, the FMI Common Stock Fund closed to most new investors.

The average annual total returns of the FMI Large Cap Fund for 1 year and inception (12/31/01) periods ended March 31, 2006 were: 10.97% and 9.90%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384–4000.

Litman Gregory

AdvisorIntelligence shares with advisors the research and client communications resources of wealth manager Litman/Gregory, a firm well known for the depth and quality of its manager due diligence and tactical asset allocation. For more information on Litman/Gregory or AdvisorIntelligence visit www.advisorintelligence.com or call (800) 776–9555.